
PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

PROJECT J·A·M
Justice for All Musicians

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

THE COMPANY

1. Name of issuer: PROJECT JAM, INC.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting

    requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
    Explain:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Anthony Pisano
Dates of Board Service:01/2018-Present

Principal Occupation: Entrepreneur, DJ, Producer
Employer: Self Employed
Dates of Service:
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

None



PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Name: Tony Livadas
Dates of Board Service:01/2018-Present

Principal Occupation: Entrepreneur, Producer
Employer: Self Employed
Dates of Service:
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

None

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Anthony Pisano
Title: CEO
Date of Service: 1/18
Responsibilities: Management, Marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Name: Tony Pisano
Title: COO
Date of Service: 1/18
Responsibilities: Management, Marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Name: Gordon K. Sattro
Title: CLO Chief Legal Officer



PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Date of Service: 4/19
Responsibilities:

- Developing and leading corporate legal strategy to promote and protect the company's matters
- Developing and leading internal audit and corporate compliance programs
- Overseeing delivery of legal services and resources to accomplish corporate goals, strategies and priorities
- Maintaining proper corporate interactions with the relevant local, state and federal governmental bodies, legislatures and the community at large
- Advising the CEO and other senior corporate officers on a variety of issues
- Participating in the formulation of general management policy as a member of the executive management team
- Managing a team of corporate counsel and other members of the legal department

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self-Employed

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Anthony Livadas	42220 Class A	**42.22%**
Anthony Pisano	42220 Class A	**42.22%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Through this and several subsequent rounds of funding, Project Jam, Inc. will utilize capital to implement a multi-platform decentralized ecosystem to correct the issues of the music industry, through innovative and unique technological solutions.

JAM Compass

The central platform for musicians, songwriters, producers and fans, allowing them to collaborate and find opportunities with features including business/service listings, studio bookings, songwriting tools and more.

jamos20190724.docx



PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

JAM On Demand

On demand / for hire services like Uber and TaskRabbit are the future. Aspiring and professional musicians alike have downtime where they can be earning extra income using multiple skill sets. Once a user makes themselves available they can be hired and start working instantly. Jam Compass On Demand allows novices, hobbyists and emerging musicians in search of professional skill sets, services, and instruction to find experienced musicians.

JAM Stream

Jam Stream was developed via a partnership with Vividas, one of the most innovative content media players, DRM and content workflow management platforms in the world. Jam Stream is a natural extension of the central Jam Compass ecosystem and an innovative, 'studio grade' streaming and distribution platform focused on transparency and fair payment models.

Jam Stream will operate similarly to current streaming services such as Soundcloud in terms of the user interface; however Jam Stream will allow users to track streaming royalties with a visual representation of how each song split is being distributed along with an account balance, and how much has been spent on fan incentive programs. Artists and other entities entitled to royalty splits will be assured their fair agreed upon rate using unmalleable payment periods. JAM will also take a small service fee to maintain the platforms services and features.

JAM Payment Gateway

Following the release of Jam Compass and Jam Stream, the proprietary payment gateway implemented and tested on the main ecosystem will now function as a universal gateway for record companies and other intermediaries within the industry to provide transparent, and reliable revenue flows to artists and contributors.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.



OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

• **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **This is a brand-new company.** We were formed in 2019, have only recently completed our business plan and the structure of the mobile application that will serve as our principal access point to our services, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on April 12, 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the pre-revenue phase, and our activities to date have involved research and development, business planning, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we



FP: truCrowd

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

may hire additional employees, expand information technology systems, and lease space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products and services, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Project Jam, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

● fully develop and enhance our JAM On Demand and JAM Stream platforms;

Page 7 of 48


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

● develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
● respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and service offerings. The effective performance, reliability and availability of our technology and service offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our mobile applications and other technology related products of Project Jam, Inc. are based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

● interruption of business operations;
● delay in market acceptance;
● additional development and remediation costs;
● diversion of technical and other resources;
● loss of customers;
● negative publicity; or
● exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for social networking mobile applications is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement

jamos20190724.docx



OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

claims. We are developing proprietary technologies, processes, software, and products relating to the music technology space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the music technology business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

● be expensive and time-consuming to defend;
● cause us to cease making, licensing or using technology that incorporate the challenged
intellectual property;
● require us to redesign our products, if feasible;
● divert management's attention and resources; and
● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.
Financial risks. The mobile applications and social networking markets are subject to macroeconomic pressures. In an economic down-turn, accessories may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer services purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 2,000,000 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.
The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration
statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –
can significantly slow the efforts of private companies such as the Company that may seek to
enter the public markets.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Page 10 of 48


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

Project Jam, Inc. may not be able to create and maintain a competitive advantage.

The potential markets for social networking based mobile application are characterized by rapidly changing technology, evolving mobile and music industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Project Jam, Inc.'s financial condition, operating results and cash flow.

Investors may suffer potential loss on dissolution and termination.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We may not be able to protect our intellectual property.

We intend to explore options for protection of certain intellectual property, primarily in the form of copyrights, trademarks and trade secrets but have only made limited filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our services may be vulnerable to damage or interruption from

Page 11 of 48

FP:  truCrowd

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

This is a new company.

Project Jam, Inc. has a short history, no paying customers, and no revenues. If you are investing in this company, it's because you think this is a good idea and you believe that Project Jam, Inc. can execute better than our competition and have a sound business plan to expand our subscriber base and will be able to monetize our current services and any additional services we develop. It is not currently possible to foresee whether the company will be successful or will ever make any money at all.

Project Jam, Inc. is a small team.

Project Jam, Inc.'s founders are essential to the existence and operation of the company. The team consists of 10 people. Until the team grows, you are completely dependent on the small team working hard and succeeding.

The company is going to need more money.

The company might not sell enough shares to meet its operating needs and fulfill its plans, in which case we will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, we will probably need to raise more funds in the future, and if we can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Does anyone want our service and will they pay enough for it?
We will only succeed (and you will only make money) if there is sufficient demand for our services. Consumers must think our service is a better option than competitor services and priced at a level that allows the company to make a profit and still attract business.

The music industry is tough and constantly changing.

Everybody working in the music industry is trying to figure out a way to make money because it has become really hard. The company has stiff competition and will only succeed (and you will only make money) if we prove to our customers that they figured out how to help them make money. There is no guarantee that this will happen in time for Project Jam, Inc, to survive and turn a profit.

We are a technology company and subject to security and other risks.

Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. There is no basis for giving a realistic valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you do invest, you must feel comfortable potentially losing all your money.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

THE OFFERING

9.	What is the purpose of this offering?

	To raise money in order to finish development on the mobile app and bring it to market.

Page 13 of 48



PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$800	$85,600
Net Proceeds	**$9,200**	**$984,400**
Use of Net Proceeds		
A: Escrow Service	$300	$15,000
B: Legal Fees		$20,000
A: Development	**$4,400**	$250,000
B: Marketing	$2,500	$250,000
PR/ Advertising	$2,000	70,000
Travel		$25,000
Salary		$200,000
Office Rent		$40,000
Office Overhead		
Event Sponsor Budget		$50,000
Operating Capital Reserves		$64,400
Total Use of Net Proceeds	**$10,000**	**$984,400**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

Page 14 of 48


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this Offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws in connection with this Offering, and this description summarizes the provisions that are included in such documents. Because the following is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in "Description of Securities," you should referred to our amended and restated certificate of incorporation and amended and restated bylaws which are included as exhibits to this Offering Statement . Immediately following the closing of this Offering, our authorized capital stock will consist of 4,500,000 shares of Common Stock, $0.001 par value per share, and 500,000 shares of undesignated Preferred Stock, $0.001 par value per share.

Common Stock

As of July 17th, 2019, we had 2,500,000 shares of Common Stock outstanding held by 10 stockholders of record.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any Preferred Stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Page 15 of 48

FP:  truCrowd

PROJECT J.A.M
Justice for All Musicians

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding.

Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is [**INSERT NAME HERE**]

14. **Do the securities offered have voting rights?** ☑ Yes ☐ No

15. **Are there any limitations on any voting or other rights identified above?** ☑ Yes ☐ No
Explain:

Vote to Change the Terms of or Issuance of Series AA Super Voting Preferred Stock

The affirmative vote at a meeting duly called for such purpose, or written consent without a meeting, of the holders of not less than fifty-one (51%) of the then outstanding shares of Series AA Super Voting Preferred Stock shall be required for (i) any change to the Corporations Certificate of Incorporation that would amend, alter, change or repeal any of the voting powers, preferences, limitations or relative rights of the Series AA Super Voting Preferred Stock, or (ii) any issuance of additional shares of Series AA Super Voting Preferred Stock.

Issuance of Authorized but Unissued Share of Common Stock and Preferred Stock

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

16.   How may the terms of the securities being offered be modified?

See answer to question 15 above.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
>
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Preferred Stock

The powers and rights of Common Stock shall be subordinated to the powers, preferences and rights of the holders of Preferred Stock. The board of directors of the Corporation is vested with the authority to provide for the issuance of authorized, but unissued shares of preferred stock of the Corporation in one or more classes or series, and to prescribe the voting powers, limitations, restrictions, distinguishing designations, rights and preferences, including rights and preferences upon dissolution and distribution of assets, of each such class or series, as shall be stated and expressed in the resolution or resolutions of the board of directors of the Corporation, the board of directors being hereby expressly vested with such power and authority to the fullest extent now or hereafter permitted by law.

Series AA Super Voting Preferred Stock


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

As of July 17, 2019, 500,000 shares of Series AA Super Voting Preferred Stock outstanding held by two (2) stockholders of record. As of July 17, 2019, 500,000 shares of Series AA Super Voting Preferred Stock are reserved for issuance.

Voting Rights

Holders of the Series AA Super Voting Preferred Stock shall have one hundred (100) that number of votes on all matters submitted to the stockholders that each stockholder of the Corporations Common Stock is entitled vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action and consideration. A holder of Series AA Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

Dividends

The holders of Series AA Super Voting Preferred Stock of the Corporation shall not be entitled to receive dividends paid on the Corporation's Common Stock.

No Liquidation Preference

Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series AA Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

No Conversion

The shares of Series AA Super Voting Preferred Stock will not be convertible into the shares of the Corporation's Common Stock.

Vote to Change the Terms of or Issuance of Series AA Super Voting Preferred Stock

The affirmative vote at a meeting duly called for such purpose, or written consent without a meeting, of the holders of not less than fifty-one (51%) of the then outstanding shares of Series AA Super Voting Preferred Stock shall be required for (i) any change to the Corporations Certificate of Incorporation that would amend, alter, change or repeal any of the voting powers, preferences, limitations or relative rights of the Series AA Super Voting Preferred Stock, or (ii) any issuance of additional shares of Series AA Super Voting Preferred Stock.

Record Owner

The Corporation may deem the person in whose name shares of Series AA Super Voting Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat them as the absolute owner of the Series AA Super Voting Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary.


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):Authorized: 11,000,000				
No Preferred Stock Outstanding 10,000,000				
			☑ Yes ☐ No	☐ Yes ☐ No
				Specify:
			☑ Yes ☐ No	☐ Yes ☐ No
Common Stock:	**25,000,000**	**22,500,000**		Specify:
			☑ Yes ☐ No	☐ Yes ☐ No
Debt Securities:				Specify:
			☐ Yes ☑ No	☐ Yes ☐ No
Other:				Specify:
			☐ Yes ☑ No	☐ Yes ☐ No
				Specify:
			☐ Yes ☑ No	☐ Yes ☐ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

See the answers to questions 15 and 17.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

  There will be no effect.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.



FP: truCrowd

PROJECT J·A·M
Justice for All Musicians

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to:

1. the quality, size and experience of the management team;
2.- the market of reference and business model;
3. the product/service and customers' feedback;
4. - the presence of strategic partnerships as well as external investors;
5. - the presence of relevant IP and/or legal risks;
6. - the current financial performance of the company;

VALUATION

The 5 Methods Used



$ 1,463,336
Scorecard Method
$ 960,000
Check-List Method
$ 2,450,972
Venture Capital Method
$ 5,052,176
DCF with LTG
$ 10,731,292
DCF with Multiples

7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

jamos20190724.docx


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Weights
of the 5 methods



| 15% | 15% | 16% | 27% | 27% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The Equidam valuation outlined above was calculated at pre money **$5,000,000,** the company has decided to use that as a basis, and take a more conservative valuation of **$2,500,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited.

A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.

The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out.

You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

jamos20190724.docx


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

At this time, Project Jam, Inc. has not assumed any loans, or financing that may be considered a debt.

25.   What other exempt offerings has the issuer conducted within the past three years?

Through exemption 506(b) we raised $25,000 in 2017 and $25,000 in 2018, these 2 different investors gave us $25k each for 2.5% equity in Project JAM.

Page 22 of 48


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Project JAM has no operating history to date. We raised $25,000 in 2017 and $25,000 in 2018. This friends and family round funded a fully designed app prototype, websites, website branded content, tradeshows, legal and other startup expenses. We secured another $50,000 in 2019, pre crowdfunding raise, that will go towards development of the app. We aim to raise between $250,000 and $1M in the crowdfund raise which will be put to use immediately in develop and marketing expenses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Reviewed financials begin on next page.




PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

CONSOLIDATED FINANCIAL STATEMENTS

Project Jam, Inc.
As of the date of Inception, April 12, 2019
With Independent Accountant's Review Report

FP:

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

PROJECT JAM, INC.

Consolidated Financial Statements

As of the date of inception, April 12, 2019

Contents



OFFERING STATEMENT

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Project Jam, Inc.

I have reviewed the accompanying consolidated financial statements of Project Jam, Inc., which comprises the balance sheet as of April 12, 2019 (the date of inception), and the related consolidated statement of income, changes in stockholders' equity, and cash flow for the period then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
July 23, 2019



FP: truCrowd

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

PROJECT J·A·M
Justice for All Musicians

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

(This page intentionally left blank.)

jamos20190724.docx


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Project Jam, Inc.

Consolidated Balance Sheets

	April 12, 2019
Assets	
Current assets:	
Cash and cash equivalents	$
Total current assets	
Property plant and equipment:	-
Investment in subsidiary (note1)	3,050
Total assets	$ 3,050
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued interest	
Credit card payable	
Line of credit	
Total current liabilities	
Long-term obligations	-
Total liabilities	
Stockholders' equity:	
Common Stock, par value $0.001 *(note 3)*	
Authorized Shares – 36,000 ,000	
Issued and outstanding shares, 500,000	500
Paid-in Capital	2,550
Retained equity	-
Total Stockholders' equity	3,050
Total liabilities and stockholders' equity	$ 3,050

See Independent Accountant's Review Report.

4

jamos20190724.docx


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Project Jam, Inc.

Consolidated Statement of Operations

	April 12, 2019
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges & credit card charges	-
Legal expenses	-
Travel and meals	-
Total operating expenses	-
Net Loss	$ -

See Independent Accountant's Review Report.

jamos20190724.docx



OFFERING STATEMENT

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Project Jam, Inc.

Consolidated Statements of Changes in Stockholders' Equity

	Common stock par value $.001	Paid-in Capital	Retained Equity	Total
Balance at December 31, 2018	**$ -**	**$ -**	**$ -**	**$ -**
Plus: Stockholders' Contributions	500	2,550	-	3,050
Less: Net income	-	-	-	-
Balance at April 12, 2019	**$ 500**	**$ 2,550**	**$ -**	**$ 3,050**

See Independent Accountant's Review Report.

6


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Project Jam, Inc.

Consolidated Statements of Cash Flows

	April 12, 2019
Operating activities	
Net Loss	$
Increase (decrease) in interest expenses	
Increase (decrease) in trades payables	
Net cash used by operating activities	-
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

See Independent Accountant's Review Report.

7


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Project Jam, Inc.
Notes to Consolidated Financial Statements
April 12, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Project Jam, Inc., (JAM) (the Company) is a development stage Delaware holding corporation. As its first asset, the Company has acquired a Jam Compass, LLC-a wholly owned subsidiary. Project Jam is an ecosystem catering to songwriters, producers, artists, musicians, audio engineers, industry execs and fans. The JAM Ecosystem begins with Jam Compass, the central platform and app connecting musicians and industry professionals for engagement, collaboration or simply to find and recommend short-term and long-term gigs. Users can search for musicians, businesses, and industry professionals using filters based on location, instrument, genre, and skill. JAM Compass combines real-time search, networking and collaboration tools, making it a necessity for musicians and music industry professionals.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.




PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Project Jam, Inc.
Notes to Consolidated Financial Statements (continued)
April 12, 2019

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, July 23, 2019, the company has no commitments or contingencies.

See Independent Accountant's Review Report.

jamos20190724.docx



OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

Project Jam, Inc.
Notes to Consolidated Financial Statements (continued)
April 12, 2019

5. Subsequent Events

Management has evaluated subsequent events through July 23, 2019, the date on which the financial statements were available to be issued. Following two events have happened:

1) As of July 1, 2019, the two founding shareholders have exchanged their original issued 500,000 shares for 2,500,000 shares, par value $.001, where 2,162,500 were retained by founding shareholders, and remaining were given to officers.

2) On May 20, 2019, Board of Directors resolved and authorized 11,000,000 shares of preferred stock. Out of these shares they further designated a million shares as Series AA Super Voting Preferred Stock, par value $.001.

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Series AA super voting preferred stock, are as follow:

Voting. Holders of the Series AA Super Voting Preferred Stock shall have one hundred (100) that number of votes on all matters submitted to the stockholders that each stockholder of the Corporation's Common Stock is entitled to vote. A holder of the Series AA Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

Dividends: Holders of the Series AA Super Voting Preferred Stock shall not be entitled to receive dividends paid on the Corporation's Common Stock.

No Liquidation Preference. Upon liquidation and winding up of the Corporation, whether voluntary or involuntary, the holders of Series AA Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution before common stock holders.

No Conversions: The shares of Series AA Super Voting Preferred Stock will not be convertible into shares of the Corporation's Common Stock.

Vote to Change the Terms or Issuance of Series AA Super Voting Preferred Stock or to issue additional shares: A written consent of no less than 51% of then outstanding shares of Series AA Super voting preferred stock is required.

See Independent Accountant's Review Report.

10

jamos20190724.docx


PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	● The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): ○ Total income ○ Taxable income; and ○ Total tax; Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ● Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
b) More than $100,000, but not more than $500,000:	● Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:	● Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report



FP: truCrowd

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

PROJECT J·A·M
Justice for All Musicians

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

FP:

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

    (i)   Rule 2-01 of Regulation S-X or

    (ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings

    30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

        (i)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

FP:  truCrowd

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

(ii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer?
   ☐ Yes ☑ No
   (B)   engaging in the business of securities, insurance or banking?
   ☐ Yes ☑ No
   (C)   engaging in savings association or credit union activities?
   ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period

ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in
the offering of any penny stock? ☐ Yes ☑ No


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

Page 39 of 48




OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30th

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: projectjam.io/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

<p align="center">* * * * *</p>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(1) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(2) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition



OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days




PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "**Agreement**") is dated as of the date of acceptance set forth below, is entered into by and between **PROJECT JAM, INC.**, a Delaware corporation, (collectively with all predecessors thereof, the "**Company**"), and the undersigned identified on the signature page hereto (the "**Buyer**").

W I T N E S S E T H:

WHEREAS, the Company and the Buyer are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded, *inter alia*, by Regulation Crowdfunding ("**Reg CF**") and/or Regulation 506 under Regulation D ("**Regulation D**") as promulgated by the United States Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933, as amended (the "**Securities Act**");

WHEREAS, the Buyer wishes to purchase, upon the terms and subject to the conditions of this Agreement, such number of shares (the "**Shares**") of common stock, $.001 par value per share (the "**Common Stock**") of the Company set forth on the signature page of this Agreement, subject to acceptance of this Agreement by the parties.

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT TO PURCHASE; PURCHASE PRICE.

    a.   **Purchase.** For good and valuable consideration as defined herein below, the Buyer hereby agrees to purchase from the Company the number of Shares of Common Stock set forth on the signature page of this Agreement.

    b.   **Purchase Price**. The Buyer shall pay One Dollar and Twenty-Five Cents ($1.25) per share of Common Stock. The aggregate purchase price paid by the Buyer shall be equal to the *product of* the Shares *multiplied by* $1.25 (the "**Purchase Price**"). For an avoidance of doubt, the formula is: [Purchase Price = Shares * $1.25].

    c.   **Subscription Procedure**. In order to subscribe and pay for the Shares, the Buyer shall deliver to the Company, via e-mail or telecopy, a fully executed copy of this Agreement, and the Purchase Price of the Shares paid to escrow via ACH into the Reg CF offering listed on the funding portal through the website www.truCrowd.com. Provided that, the Buyer delivered the Purchase Price and a fully executed copy of this Agreement as required, the Company, on or before ten (10) business days following the delivery of this executed Agreement (the "**Closing Date**"), deliver or cause to be delivered to the Buyer or its designee: (i) the fully executed copy of this Agreement; and (ii) a Certificate or, in the Company's sole discretion, the Company may provide the Buyer with written confirmation that the Shares have been entered on the books and records of the Company in "book

jamos20190724.docx


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

entry" form with the Company's Transfer Agent representing the Shares of its restricted common stock, issued in the Buyer's name.

BUYER REPRESENTATIONS, WARRANTIES, ETC.; ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION.

The Buyer represents and warrants to, and covenants and agrees with, the Company as follows:

d. The Buyer understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Shares.

e. The Buyer is purchasing the Shares for its own account for investment only and not with a view towards the public sale or distribution thereof and not with a view toward resale, fractionalization or division, or distribution thereof in connection with any distribution thereof. No one other than such Buyer will have any beneficial interest in said securities.

f. All subsequent offers and sales of the Shares (each of the Shares are referred to as a "**Security**") by the Buyer shall be made pursuant to registration under the Securities Act or pursuant to an exemption from registration.

g. The Buyer is (i) experienced in making investments of the kind described in this Agreement and the related documents, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange, (ii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iii) able to afford the entire loss of its investment in the Shares.

h. The Buyer understands and acknowledges that the Buyer is able (i) to bear the economic risk of his, her or its investment, (ii) to hold the Shares for an indefinite period of time, and (iii) to afford a complete loss of his, her or its investment. The Buyer also represents that he, she or it has (i) adequate means of providing for his, her or its current needs and possible personal contingencies, and (ii) has no need for liquidity in this particular investment in the Shares and has such knowledge and experience in financial or business matters and in private placement transactions of companies similar to the Company so that the Buyer is capable of evaluating the merits and risks of the purchase contemplated hereby.

i. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Buyer. The Buyer and its advisors, if any, have had an opportunity to inspect relevant documents relating to the organization and operations of the Company have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries.

j. The Buyer acknowledges and agrees that the Buyer has carefully considered and has, to the extent he, she or it believes such discussion necessary, discussed with his, her or its professional, legal, tax and financial advisors, the suitability of an investment in the Shares for his, her or its particular tax and financial situation and that such Buyer and his, her or its advisers, if such advisors were deemed necessary, has determined that the Shares are a suitable investment for he, she or it.

jamos20190724.docx

FP:

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

k. The Buyer did not learn of the investment in the Shares as a result of any public advertising or general solicitation.

l. The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares.

m. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Buyer and is a valid and binding agreement of the Buyer enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

COMPANY REPRESENTATIONS, ETC.

The Company represents and warrants to the Buyer that:

n. **Company Status.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to own its properties and to carry on its business as now being conducted.

o. **Authorized Shares.** The Company has authorized and reserved for issuance, free from preemptive rights, shares of Common Stock equal to the number of Shares. The Shares have been duly authorized, validly issued, fully paid and non-assessable and will not subject the holder thereof to personal liability by reason of being such holder.

p. **Securities Purchase Agreement.** This Agreement and the transactions contemplated hereby have been duly and validly authorized by the Company, this Agreement has been duly executed and delivered by the Company and this Agreement, when executed and delivered by the Company, will be, a valid and binding agreement of the Company enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

q. **Non-contravention.** The execution and delivery of this Agreement by the Company, the issuance of the Securities, and the consummation by the Company of the other transactions contemplated by this Agreement do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the articles of incorporation or by-laws of the Company, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound, (iii) to its knowledge, any existing applicable law, rule, or regulation or any applicable decree, judgment, or (iv) to its knowledge, order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, except such conflict, breach or default which would not have a material adverse effect on the transactions contemplated herein. The Company is not in violation of any material laws, governmental orders, rules, regulations or ordinances to which its property, real, personal, mixed, tangible or intangible, or its businesses related to such properties, are subject.

r. **Approvals.** No authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market is required to be obtained by the Company for the issuance and sale of the Shares to the Buyer as contemplated by this Agreement.

CERTAIN COVENANTS AND ACKNOWLEDGMENTS.

s. The Buyer understands and hereby acknowledges that there is no public market for the Shares and that no market may develop for any of such Securities. The Buyer understands and hereby

FP:

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

    t. The Buyer understands and hereby acknowledges that the Company's Common Stock is not listed on a national securities exchange and the Buyer's investment in the Shares involves a high degree of risk, including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative; (c) the Buyer may not be able to liquidate the Shares; (d) transferability of the Shares is extremely limited because, among other things, there is currently no market for the Company's Common Stock and no market may ever develop; and (e) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

    u. **Transfer Restrictions.** The Buyer acknowledges that (1) the Securities have not been registered under the provisions of the Securities Act and may not be transferred unless (A) subsequently registered thereunder, as provided for herein, or (B) the Buyer shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; and (2) any sale any Security made in reliance on Rule 144 promulgated under the Securities Act [17 C.F.R. § 230.144] may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of that Security under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the Securities Act, may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder.

    v. **Restrictive Legend.** The Buyer acknowledges and agrees that the Shares, until such time as they are registered under the Securities Act as hereinafter contemplated, the Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer thereof):

    THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

    w. **Filings**. The Company undertakes and agrees to make all necessary filings in connection with the sale of the Shares to the Buyer under any United States laws and regulations, or by any domestic securities exchange or trading market, and to provide a copy thereof to the Buyer promptly upon request.

    x. **Use of Proceeds**. The Company will use the proceeds from the sale of the Shares for general working capital purposes.

    GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of Los Angeles, California. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Los Angeles, California, County

jamos20190724.docx

FP:

PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,000**	**$10,000**	**$9,200**
Maximum Amount	**856,000**	**$1,070,000**	**$984,400**

of Los Angeles, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or based upon *forum non conveniens* for such proceeding. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

INDEMNITY. The Buyer agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Buyer in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Buyer to comply with any covenant made by the Buyer in this Agreement (including any Confidential Investor Questionnaire) or any other document furnished by the Buyer to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

MISCELLANEOUS.

y.   Entire Agreement. This Agreement, including the Annex hereto, contemplated hereby constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

z.   Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

aa.   Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

bb.   No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

cc.   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Buyer. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement.

dd.   Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given, (i) on the date delivered by personal delivery, or (ii) seven business days after deposit in the United States Postal Service by regular or certified mail, or (iii) three business days mailing by international express courier, with postage and fees prepaid, addressed to each of the other parties thereunto entitled at the following addresses, or at


OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

such other addresses as a party may designate by ten days advance written notice to each of the other parties hereto.

COMPANY: Project JAM, Inc.
                             2635 Camino Del Rio S – Suite 208
San Diego, California 92108
                             Attention: Mr. Gordon Sattro

BUYER: At the address set forth on the signature page of this Agreement.

     ee.   **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     ff.   **Broker's Fees.** The parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

     gg.   **Counterparts**. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

[*Signatures on Following Pages*]

Page 47 of 48



PROJECT JAM, INC.
9701 WILSHIRE BLVD STE 1000
BEVERLY HILLS, CA 90210
310-424-5393

OFFERING STATEMENT

8,000 Class A Common Stock at $1.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,000	$10,000	$9,200
Maximum Amount	856,000	$1,070,000	$984,400

IN WITNESS WHEREOF, this Agreement has been duly executed by the Buyer or one of its officers thereunto duly authorized as of the date set forth below.

If the Buyer is a company or organization:

_____   Jurisdiction   _____
Printed Name and Title   of incorporation
or organization

If the Buyer is an individual:

_____   Address: _____
Printed Name of Buyer

_____

By: _____   _____

_____
(Signature of Authorized Person)
Dated:_____

_____
Taxpayer identification number
or social security number,
as applicable

This Agreement has been accepted as of the date set forth below.

PROJECT JAM, INC.

Dated:_____   By:_____
Name:
Title:

[Signature Page to Stock Purchase Agreement]

jamos20190724.docx